Exhibit 99.1

Mindray Announces Second Quarter 2012 Financial Results

Shenzhen, China – August 6, 2012 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the second quarter ended June 30, 2012.

Highlights for Second Quarter 2012

•	Net revenues were $267.8 million, an increase of 23.3% over the second quarter of 2011.

•	Robust China sales growth of 27.1% to $115.3 million year-over-year, primarily driven by regular sales.

•

Strong international sales of $152.5 million, representing an increase of 20.5% from the same period last year. Emerging markets[1] and developed markets[2] achieved good sales growth of 21.1% and 19.7% year-over-year, respectively.

•	Non-GAAP gross margin was 57.8%, an improvement of 2.3% sequentially.

•	Non-GAAP net income was $59.5 million, a 19.4% increase over the second quarter of 2011.

•	Net operating cash generated during the quarter was $61.4 million, up a significant 81.6% compared to the same period last year.

•	Reagent revenues growth accelerated, contributing 34.4% to the in-vitro diagnostic business this quarter, compared to 28.4% in the same period last year and 31.5% in the prior quarter.

•

Mindray introduced five new products in the first half of 2012, including the latest high speed biochemistry analyzer, the BS-2000, a clinical biochemistry analyzer, the BS-480, an updated auto hematology analyzer, the BC-5390, a fully automatic urinary sediment analyzer, the EH-2050B Plus, and a new portable diagnostic color ultrasound system, the Z6.

•	In July, Mindray completed the acquisition of a controlling stake in Wuhan Dragonbio Surgical Implant Co., Ltd., a domestic medical orthopedic products provider.

“Despite the challenging environments in various international regions, we have once again achieved very solid performance in sales, profits and cash generation,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “All major geographical areas have delivered strong growth for the quarter. We are particularly encouraged by our good performance in developed markets, considering the volatility of those regions over the past year. We have also improved our gross margin and the healthy cash conversion cycle reflected our efforts in improving operational efficiency. In addition, we have launched new products in our IVD line and closed the orthopedics acquisition recently. Our reagent sales are continuing to accelerate. All of these are in line with the company’s strategy to capture opportunities in the fast-growing consumable products markets. Going forward, we intend to prudently deploy our strong cash position and continue to look for attractive investment opportunities worldwide.”

[1]	Emerging markets represent the countries in all regions except for China and developed markets.
[2]	Developed markets represent the North America and Western European countries.

SUMMARY – Second Quarter 2012

(in $ millions, except per-share data)	Three Months Ended June 30
	2012	2011	% chg
Net Revenues	267.8	217.3	23.3%
Revenues generated in China	115.3	90.7	27.1%
Revenues generated outside China	152.5	126.6	20.5%
Gross Profit	153.6	123.8	24.1%
Non-GAAP Gross Profit	154.8	125.2	23.7%
Operating Income	55.9	47.4	17.8%
Non-GAAP Operating Income	63.5	52.5	20.9%
EBITDA	66.4	56.9	16.7%
Net Income	52.0	44.8	16.1%
Non-GAAP Net Income	59.5	49.8	19.4%
Diluted EPS	0.44	0.37	16.3%
Non-GAAP Diluted EPS	0.50	0.42	19.7%

Revenues

Mindray reported net revenues of $267.8 million for the second quarter, a 23.3% increase from $217.3 million in the second quarter of 2011. Net revenues generated in China in the second quarter increased 27.1% to $115.3 million from $90.7 million in the same period last year, while net revenues generated in the international markets in the second quarter increased 20.5% to $152.5 million from $126.6 million in the same period of 2011.

Performance by Segment

Patient Monitoring & Life Support Products: Revenue in this segment increased 23.3% to $114.6 million from $93.0 million in the second quarter of 2011, contributing 42.8% to total net revenues in the second quarter of 2012.

In-Vitro Diagnostic Products: Revenue in this segment increased 31.1% to $73.9 million from $56.4 million in the second quarter of 2011, contributing 27.6% to total net revenues in the second quarter of 2012. Reagents sales represented 34.4% of this segment’s revenue.

Medical Imaging Systems: Revenue in this segment increased 15.1% to $64.1 million from $55.7 million in the second quarter of 2011, contributing 24.0% to total net revenues in the second quarter of 2012.

Others: Other revenues increased 24.4% to $15.1 million from $12.2 million in the second quarter of 2011, contributing 5.6% to total net revenues in the second quarter of 2012. They included service revenues from extended warranty, sales of accessories and service fees charged for post-warranty period repair services.

Gross Margin

Second quarter gross profit was $153.6 million, a 24.1% increase from $123.8 million in the same period last year. Non-GAAP gross profit in the quarter was $154.8 million, a 23.7% increase from $125.2 million in the second quarter of 2011. Gross margin was 57.4% compared to 57.0% in the second quarter of 2011 and 54.9% in the first quarter of 2012. Non-GAAP gross margin was 57.8% compared to 57.6% in the second quarter of 2011 and 55.5% in the first quarter of 2012.

Operating Expenses

Selling expenses for the quarter were $47.8 million, or 17.8% of total net revenues, compared to 18.6% in the second quarter of 2011 and 18.1% in the first quarter of 2012. Non-GAAP selling expenses were $45.5 million, or 17.0% of total net revenues, compared to 17.7% in the second quarter of 2011 and 17.5% in the first quarter of 2012.

General and administrative expenses were $26.1 million, or 9.7% of total net revenues, compared to 8.0% in the second quarter of 2011 and 9.0% in the first quarter of 2012. Non-GAAP general and administrative expenses were $23.3 million, or 8.7% of the total net revenues, compared to 7.7% in the second quarter of 2011 and 8.7% in the first quarter of 2012.

Research and development expenses were $23.9 million, or 8.9% of total net revenues, compared to 8.5% in the second quarter of 2011 and 11.1% in the first quarter of 2012. Non-GAAP research and development expenses were $22.5 million, or 8.4% of total net revenues, compared to 8.0% in the second quarter of 2011 and 10.7% in the first quarter of 2012.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $6.0 million compared to $3.3 million in the second quarter of 2011 and $2.2 million in the first quarter of 2012.

Operating income was $55.9 million, a 17.8% increase from $47.4 million in the second quarter of 2011. Non-GAAP operating income was $63.5 million, a 20.9% increase from $52.5 million in the second quarter of 2011. Operating margin was 20.9% compared to 21.8% in the second quarter of 2011 and 16.8% in the first quarter of 2012. Non-GAAP operating margin was 23.7% compared to 24.2% in the second quarter of 2011 and 18.5% in the first quarter of 2012.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Second quarter EBITDA increased 16.7% to $66.4 million from $56.9 million in the second quarter of 2011.

Net Income

Net income increased 16.1% to $52.0 million from $44.8 million in the second quarter of 2011. Non-GAAP net income increased 19.4% to $59.5 million from $49.8 million in the second quarter of 2011. Net margin was 19.4% compared to 20.6% in the second quarter of 2011 and 16.7% in the first quarter of 2012. Non-GAAP net margin was 22.2% compared to 22.9% in the second quarter of 2011 and 18.4% in the first quarter of 2012. Second quarter 2012 income tax expense was $10.0 million, representing an effective tax rate of 16.1%.

Second quarter basic and diluted earnings per share were $0.45 and $0.44, respectively, compared to $0.38 and $0.37 in the same period last year. Basic and diluted non-GAAP earnings per share were $0.51 and $0.50, respectively, compared to $0.43 and $0.42 in the second quarter of 2011. Shares used in the computation of diluted earnings per share for the second quarter of 2012 were 119.4 million.

Other Select Data

Accounts receivable days were 64 days in the second quarter of 2012 compared to 79 days in the previous quarter. Inventory days were 87 days compared to 92 days in the previous quarter. Accounts payable days were 54 days, unchanged from the last quarter. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of June 30, 2012, the company had $710.1 million in cash, cash equivalents and short-term investments, up 6.9% from $664.2 million as of March 31, 2012. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $61.4 million and $16.7 million, respectively.

As of June 30, 2012, the company had approximately 6,800 employees.

Business Outlook for Full Year 2012

The company continues to expect its full year 2012 net revenues to grow at least 18% over those of the previous year.

The company now expects its full year 2012 non-GAAP net income to grow at least 15% over the full year 2011 figure, up from its previous guidance of 13% year-over-year growth. This guidance excludes the tax benefits related to the National Key Software Enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary. Mindray recorded the tax benefits of $7.6 million in the first quarter of 2011 as a result of receiving the National Key Software Enterprise status for year 2010. The PRC tax authority has not released the list of companies that are eligible for renewal of such status and thus we have not recorded any tax benefits in the first half of 2012. Due to the change in the review timing from once a year to once every two years, Mindray cannot determine at this time when the tax authority will release the list. Upon notice, the potential benefits will be included in the company’s financial statements.

The company expects its capital expenditure for 2012 to be around $90 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are confident about delivering our revised financial targets for the year,” commented Li Xiting, Mindray’s president and co-chief executive officer. “We expect China and other emerging markets to continue to drive our top-line sales. However, we still believe certain regions could present headwinds for us due to political uncertainties, other local policy issues and FX fluctuations. We have done well in the developed markets this quarter. However, in light of the troubling developments in Europe, we are cautious and are working to ensure that we remain nimble in order to find the best opportunities in the region. Looking ahead, we will maintain our operational excellence and explore additional opportunities that will further accelerate Mindray’s future growth and expansion.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on August 7, 2012 U.S. Eastern Time (8:00 PM on August 7, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:	+1-866-519-4004
Hong Kong:	800-930-346
China:	800-819-0121

Local dial-in numbers:

United States:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China:	400-620-8038

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until August 22, 2012.

U.S. Toll Free:	+1-866-214-5335
U.S. Toll:	+1-718-354-1232
China Toll:	400-692-0026
Passcode:	1181-5908

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the second quarter of 2012 and provided guidance for full year 2012 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization expenses.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended June 30, 2011 and 2012, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2012, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, the uncertainty to determine at this time when the PRC tax authority will release the list of companies that are eligible for renewal of status of National Key Software Enterprise for the year 2011, that the potential benefits will be included in our financial statements upon such notice, that our reagent sales are continuing to accelerate, which is in line with the company’s strategy to capture opportunities in the fast-growing consumable products markets, our intent to prudently deploy our strong cash position and continue to look for attractive investment opportunities worldwide, our expectation that China and other emerging markets will continue to drive our top-line sales, our belief that certain regions could present headwinds for us due to political uncertainties, other local policy issues and FX fluctuations, that we are cautious and are working to ensure that we remain nimble in order to find the best opportunities in Europe in light of the troubling developments in that region, and our expectation to maintain our operational excellence and explore additional opportunities that will further accelerate Mindray’s future growth and expansion, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 30, 2012. Our results of operations for the second quarter as of June 30, 2012 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC
Tel:	+1-646-808-9150
Email:	hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel:	+86-755-8188-8023
Email:	cathy.gao@mindray.com

# # #

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2011	As of June 30, 2012
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	124,311	247,985
Short-term investments	479,173	462,088
Accounts receivable, net	200,437	194,346
Inventories	94,690	113,850
Value added tax receivables	10,833	20,457
Other receivables	16,590	13,356
Prepayments and deposits	9,792	11,111
Deferred tax assets, net	3,483	4,624

Total current assets	939,309	1,067,817
Other assets	7,330	9,238
Advances for purchase of plant and equipment	6,239	3,593
Property, plant and equipment, net	237,952	243,578
Land use rights, net	55,272	54,351
Intangible assets, net	84,029	84,768
Goodwill	128,840	133,063

Total assets	1,458,971	1,596,408

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	50,475	52,472
Notes payable	7,013	4,835
Accounts payable	48,501	68,368
Advances from customers	20,700	18,293
Salaries payable	38,784	37,207
Other payables	67,499	79,218
Income taxes payable	16,847	17,486
Other taxes payable	7,412	4,849

Total current liabilities	257,231	282,728

Long-term bank loans	35,025	85,063
Other long-term payables	2,355	3,401
Deferred tax liabilities, net	12,925	14,388

	50,305	102,852

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	486,314	504,856
Retained earnings	566,184	608,377
Accumulated other comprehensive income	100,139	92,786
Treasury stock	(10,160)	(6,345)

Total shareholders’ equity	1,142,492	1,199,689
Non-controlling interests	8,943	11,139

Total equity	1,151,435	1,210,828

Total liabilities and shareholders’ equity	1,458,971	1,596,408

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2011 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	90,729	115,294	163,182	207,134
- International	126,553	152,536	235,004	279,713

Net revenues	217,282	267,830	398,186	486,847
Cost of revenues	(93,486)	(114,208)	(174,671)	(212,900)

Gross profit	123,796	153,622	223,515	273,947
Selling expenses	(40,416)	(47,759)	(74,088)	(87,488)
General and administrative expenses	(17,437)	(26,111)	(31,864)	(45,725)
Research and development expenses	(18,504)	(23,877)	(37,092)	(48,154)

Operating income	47,439	55,875	80,471	92,580
Other income, net	1,752	388	2,178	973
Interest income	3,977	7,260	7,486	15,698
Interest expense	(381)	(1,287)	(601)	(1,978)

Income before income taxes and non-controlling interests	52,787	62,236	89,534	107,273
Provision for income taxes	(7,931)	(10,023)	(6,968)	(18,366)

Net income	44,856	52,213	82,566	88,907
Less: Net income attributable to non-controlling interests	(47)	(206)	(47)	(313)

Net income attributable to the Company	44,809	52,007	82,519	88,594

Basic earnings per share	0.38	0.45	0.72	0.76

Diluted earnings per share	0.37	0.44	0.70	0.74

Shares used in the computation of:
Basic earnings per share	116,504,103	116,547,129	115,026,629	116,283,063

Diluted earnings per share	119,653,716	119,394,768	118,275,625	119,353,032

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	44,809	52,007	82,519	88,594
Adjustments to reconcile net income to net cash from operating activities	9,621	22,078	21,935	36,593
Changes in current assets and liabilities	(20,647)	(12,731)	(38,373)	(3,711)

Net cash generated from operating activities	33,783	61,354	66,081	121,476

Cash flow from investing activities:
Acquisition cost, net of cash acquired	(3,646)	—	(3,646)	(2,739)
Capital expenditures	(17,039)	(16,745)	(44,355)	(32,835)
Proceeds from sale of short-term investments	4,441	—	90,133	144,395
Increase in short-term investments and changes in others investing activities	(40,915)	(32,637)	(152,264)	(125,489)

Net cash used in investing activities	(57,159)	(49,382)	(110,132)	(16,668)

Cash flow from financing activities:
Proceeds from bank loans	34,930	2,000	34,930	52,000
Dividends paid	(34,522)	—	(34,522)	(46,401)
Proceeds from exercise of options	3,112	4,691	4,347	14,138
Cash contribution from non-controlling interests	—	—	—	506

Net cash generated from financing activities	3,520	6,691	4,755	20,243

Net (decrease)/increase in cash and cash equivalents	(19,856)	18,663	(39,296)	125,051
Cash and cash equivalents at beginning of period	118,746	231,010	137,502	124,311
Effect of exchange rate changes on cash	724	(1,688)	1,408	(1,377)

Cash and cash equivalents at end of period	99,614	247,985	99,614	247,985

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income	49,840	59,510	92,062	99,894
Non-GAAP net margin	22.9%	22.2%	23.1%	20.5%
Amortization of acquired intangible assets	(1,783)	(1,629)	(3,550)	(3,264)
Deferred tax impact related to acquired intangible assets	34	83	68	118
Share-based compensation	(3,282)	(5,957)	(6,061)	(8,154)

GAAP net income	44,809	52,007	82,519	88,594
GAAP net margin	20.6%	19.4%	20.7%	18.2%

Non-GAAP basic earnings per share	0.43	0.51	0.80	0.86
Non-GAAP diluted earnings per share	0.42	0.50	0.78	0.84

GAAP basic earnings per share	0.38	0.45	0.72	0.76
GAAP diluted earnings per share	0.37	0.44	0.70	0.74

Shares used in computation of:
Basic earnings per share	116,504,103	116,547,129	115,026,629	116,283,063

Diluted earnings per share	119,653,716	119,394,768	118,275,625	119,353,032

Non-GAAP operating income	52,504	63,461	90,082	103,998
Non-GAAP operating margin	24.2%	23.7%	22.6%	21.4%
Amortization of acquired intangible assets	(1,783)	(1,629)	(3,550)	(3,264)
Share-based compensation	(3,282)	(5,957)	(6,061)	(8,154)

GAAP operating income	47,439	55,875	80,471	92,580
GAAP operating margin	21.8%	20.9%	20.2%	19.0%

Non-GAAP gross profit	125,152	154,796	226,193	276,245
Non-GAAP gross margin	57.6%	57.8%	56.8%	56.7%
Amortization of acquired intangible assets	(1,153)	(960)	(2,297)	(1,926)
Share-based compensation	(203)	(214)	(381)	(372)

GAAP gross profit	123,796	153,622	223,515	273,947
GAAP gross margin	57.0%	57.4%	56.1%	56.3%

Non-GAAP selling expenses	(38,483)	(45,472)	(70,449)	(83,838)
Non-GAAP as % of total revenues	17.7%	17.0%	17.7%	17.2%
Amortization of acquired intangible assets	(630)	(669)	(1,253)	(1,338)
Share-based compensation	(1,303)	(1,618)	(2,386)	(2,312)

GAAP selling expenses	(40,416)	(47,759)	(74,088)	(87,488)
GAAP as % of total revenues	18.6%	17.8%	18.6%	18.0%

Non-GAAP general and administrative expenses	(16,742)	(23,317)	(30,670)	(42,418)
Non-GAAP as % of total revenues	7.7%	8.7%	7.7%	8.7%
Share-based compensation	(695)	(2,794)	(1,194)	(3,307)

GAAP general and administrative expenses	(17,437)	(26,111)	(31,864)	(45,725)
GAAP as % of total revenues	8.0%	9.7%	8.0%	9.4%

Non-GAAP research and development expenses	(17,423)	(22,546)	(34,992)	(45,991)
Non-GAAP as % of total revenues	8.0%	8.4%	8.8%	9.4%
Share-based compensation	(1,081)	(1,331)	(2,100)	(2,163)

GAAP research and development expenses	(18,504)	(23,877)	(37,092)	(48,154)
GAAP as % of total revenues	8.5%	8.9%	9.3%	9.9%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	44,809	52,007	82,519	88,594
Interest income	(3,977)	(7,260)	(7,486)	(15,698)
Interest expense	381	1,287	601	1,978
Provision for income tax	7,931	10,023	6,968	18,366

Earnings before interest and taxes (“EBIT”)	49,144	56,057	82,602	93,240
Depreciation	5,213	7,451	10,261	14,041
Amortization	2,546	2,903	4,869	5,792

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	56,903	66,411	97,732	113,073